MERRILL LYNCH CALIFORNIA INSURED MUNICIPAL BOND FUND

of

MERRILL LYNCH CALIFORNIA MUNICIPAL SERIES TRUST

800 Scudders Mill Road

Plainsboro, New Jersey 08536

December 28, 2004

VIA ELECTRONIC FILING

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Division of Investment Management

Re:	Merrill Lynch California Insured Municipal Bond Fund of
Merrill Lynch California Municipal Series Trust
Post Effective Amendment No. 22 to Registration Statement on Form N-1A
(File Nos.: 2-96581, 811-4264)

Ladies and Gentlemen:

We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective at 10:00 a.m. on Thursday, December 30, 2004, or as soon thereafter as practicable after the filing of Post-Effective Amendment No. 22 with the Securities and Exchange Commission (the “Commission”).

We hereby acknowledge that:

1.	Should the Commission, or the staff of the Commission (the “Staff”) acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with regard to the filing;

2.	The action of the Commission, or the Staff acting pursuant to delegated authority, in declaring the Fund effective, does not relieve the Fund from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

3.	The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

MERRILL LYNCH CALIFORNIA INSURED MUNICIPAL BOND FUND of MERRILL LYNCH CALIFORNIA MUNICIPAL SERIES TRUST

By:	/s/ Alice A. Pellegrino

Name: Alice A. Pellegrino
Title: Secretary

FAM DISTRIBUTORS, INC.

By:	/s/ Donald C. Burke

Name: Donald C. Burke
Title: Vice President